Exhibit 21.1

Subsidiaries List

Entity Name	Jurisdiction of Incorporation

HotApp BlockChain Pte. Ltd.
(previously known as HotApps International Pte Ltd.)	Republic of Singapore

Gig Stablecoin Inc. (previously known as Crypto Exchange Inc.)	State of Nevada, United States

HWH World Inc.	State of Delaware, United States

HWH World Pte. Ltd.	Republic of Singapore

HotApp International Limited	Hong Kong

Smart Reward Express Limited	Hong Kong

Hapi Cafe Limited	Hong Kong

MOC HK Limited	Hong Kong

Shenzhen Leyouyou Catering Management Co., Ltd	People’s Republic of China

Hapi Metaverse Inc.	State of Texas, United States